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SCITEX


FOR IMMEDIATE RELEASE

                                                                     NEWS


                 SCITEX ANNOUNCES ADDITION TO BOARD OF DIRECTORS

    APPOINTMENT OF SHIMON ALON REINFORCES GLOBAL STRATEGY OF THE CORPORATION

TEL AVIV,  ISRAEL  -AUGUST 11, 2003.  Scitex  Corporation  Ltd.  (NASDAQ & TASE:
SCIX), a world leader in industrial inkjet digital printing solutions, today announced that Shimon Alon has joined Scitex's board of directors.

In welcoming Mr. Alon to the board, Ami Erel, chairman of the board and president and CEO of Discount Investment Corp., said: "I am welcoming Mr. Alon to Scitex's Board, and am confident of his contribution to the company with his extensive global experience in the Hi-Tech arena".

In today's global economy, Shimon brings to the table an international perspective, growth strategies and first-hand knowledge of all aspects of business operations. He has proven leadership skills that will contribute to Scitex`s success."

Nachum "Homi" Shamir, president and CEO of Scitex Corporation expressed similar praise: "We are fortunate to have Mr. Alon as part of our board. He not only brings a tremendous amount of experience in growing companies, IPO's, mergers and acquisitions, but will also be a key contributor to Scitex's strategy to enhance our global investor communications and shareholder value."

Prior to joining Scitex's board, Mr. Alon held the position of CEO of Precise Software Solutions, a provider of application performance products. Previously, he enjoyed a 14-year career at Scitex and held senior positions in sales, support and marketing, including his last as CEO of Scitex America and president of the Graphic Arts Division. A long-time resident of Boston, Mass., he is a frequent lecturer on business leadership skills throughout the U.S. and Europe.

Commenting on his new position on Scitex's board, Mr. Alon stated: "I'm excited to be rejoining the Scitex team as a board member and look forward to sharing my vision and experiences in maximizing the company's growth potential and increasing shareholder value."

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ABOUT SCITEX CORPORATION LTD.

Scitex Corporation Ltd. is a world leader in industrial inkjet digital printing solutions. Through its subsidiaries and strategic investments, Scitex strengthens its market position in this specialized sector. Scitex shares trade on NASDAQ and The Tel Aviv Stock Exchange under the symbol "SCIX". For more information, please visit our Web site at WWW.SCITEX.COM.

EXCEPT FOR THE HISTORICAL INFORMATION HEREIN, THE MATTERS DISCUSSED IN THIS NEWS RELEASE INCLUDE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE "SAFE HARBOR" PROVISIONS OF THE U.S. PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS THAT ARE BASED ON VARIOUS ASSUMPTIONS (SOME OF WHICH ARE BEYOND THE COMPANY'S CONTROL) MAY BE IDENTIFIED BY THE USE OF
FORWARD-LOOKING TERMINOLOGY, SUCH AS "MAY", "CAN BE", "WILL", "EXPECTS", "ANTICIPATES", "INTENDS", "BELIEVES", "PROJECTS", "POTENTIAL", "ARE OPTIMISTIC", "VIEW" AND SIMILAR WORDS AND PHRASES. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE SET FORTH IN FORWARD-LOOKING STATEMENTS DUE TO A VARIETY OF FACTORS, INCLUDING, BUT NOT LIMITED TO, (1) RISKS IN PRODUCT AND TECHNOLOGY DEVELOPMENT,
(2) MARKET ACCEPTANCE OF NEW PRODUCTS AND CONTINUING PRODUCT DEMAND, (3) THE IMPACT OF COMPETITIVE PRODUCTS AND PRICING, (4) CHANGES IN DOMESTIC AND FOREIGN ECONOMIC AND MARKET CONDITIONS, (5) TIMELY DEVELOPMENT AND RELEASE OF NEW PRODUCTS BY STRATEGIC SUPPLIERS, (6) THE IMPACT OF THE COMPANY'S ACCOUNTING POLICIES, (7) RISKS RELATING TO THE INTEGRATION OF NEW BUSINESSES, AND (8) THE OTHER RISK FACTORS DETAILED IN THE COMPANY'S MOST RECENT ANNUAL REPORT AND OTHER FILINGS WITH THE US SECURITIES AND EXCHANGE COMMISSION. EXCEPT AS MAY BE REQUIRED BY LAW, THE COMPANY DOES NOT UNDERTAKE, AND SPECIFICALLY DISCLAIMS, ANY OBLIGATION TO PUBLICLY RELEASE THE RESULTS OF ANY REVISIONS WHICH MAY BE MADE TO ANY FORWARD-LOOKING STATEMENTS TO REFLECT THE OCCURRENCE OF ANTICIPATED OR UNANTICIPATED EVENTS OR CIRCUMSTANCES AFTER THE DATE OF SUCH FORWARD-LOOKING STATEMENTS.

SCITEX AND THE SCITEX LOGO ARE REGISTERED TRADEMARKS AND SERVICE MARKS OF SCITEX CORPORATION LTD.

CONTACTS:

Yahel Shachar                           Carla Stanaford
Scitex Corporation Ltd.                 Scitex Digital Printing, Inc.
Chief Financial Officer                 Corporate Communications Coordinator
Tel: +972.3.607.5755                    Tel: +1.937.259.3191
Fax: +972.3.607.5756                    Fax: +1.937.259.3386
Email: YAHEL.SHACHAR@SCITEX.COM         Email: CSTANAFO@SCITEXDPI.COM





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